October 23, 2018

John J. Stephens
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

       Re: AT&T Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Period Ended June 30, 2018
           Response dated October 3, 2018
           File No. 001-08610

Dear Mr. Stephens:

       We have reviewed your October 3, 2018 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 19, 2018 letter.

Form 10-Q for the Period Ended June 30, 2018

Note 5. Revenue Recognition
Service and Equipment Revenues, page 16

1. We note your responses to our comment letter dated September 18, 2018. Please revise your future filings to describe, as you do in your response to prior comment two, the nature of the specific goods and services that you consider separate performance obligations. For example, explain that you typically consider video service and the related equipment used to deliver that service to be a single performance obligation. Please also clarify that your equipment and service revenues are predominantly recognized on a gross basis. Please refer to ASC 606-10-50-12.
 John J. Stephens
AT&T Inc.
October 23, 2018
Page 2

        You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameJohn J. Stephens                        Sincerely,
Comapany NameAT&T Inc.
                                                          Division of
Corporation Finance
October 23, 2018 Page 2                                   Office of
Telecommunications
FirstName LastName